June 9, 2005

David Burton
Staff Accountant
Mail Stop 0306
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Burton:

        On behalf of Physiometrix, Inc. ("Physiometrix" or the "Company"), we submit this letter in response to your comments received by letter dated May 31, 2005 relating to Physiometrix's Form 10-K for the fiscal year ended December 31, 2004 (File No. 0-27956). In this letter, we have recited your comments and have followed each comment with Physiometrix's response. References to "we", "our", or "us" mean Physiometrix's or its advisors, as the context may require.

Form 10-K: for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis, page 25

Results of Operations, page 29

1.
Reference is made to your negative gross margin for the years ended 2000 to 2004 as illustrated on page 25. We note that since the third quarter of 2000, substantially all of your sales were to Baxter Healthcare Corporation (Baxter) under a distribution agreement. It appears from your MD&A, you have been recording significant write-downs on your inventory of PSA 4000 units. On page 28, you state that of the 350 PSA 4000 units on hand, 310 units were fully reserved. In this regard, tell us and disclose in MD&A in future filings the amount of inventory write-downs you have recorded in cost of goods sold for each year in the period 2002 through 2004. It appears from your MD&A discussion, you are selling products to Baxter at a negative profit margin. Tell us and expand in great detail in MD&A in future filings, to specifically state the reasons for the negative gross profit margin and whether management believes such trend will continue. Refer to Item 303 of Regulation S-K and Chapter 4 of ARB 43.

        Response:    In future filings, we will revise and expand our disclosures related to the amount of inventory write-downs and the negative profit margin for the Company. Set forth below are our supplemental responses.

Inventory Write-downs

        In 2001, due to lower than expected demand for the PSA 4000 from Baxter and the need to modify the PSA 4000 array to improve sales, we recorded an inventory write-down to cost of goods sold in the amount of $1.3 million for excess and obsolete PSA 4000 inventory finished goods and excess parts. We also recorded a provision for non-cancelable purchase orders for PSA 4000 parts to cost of goods sold in the amount of $2.3 million in 2001. The company successfully re-introduced the PSA 4000 with Baxter in 2003 following FDA approval of the current improved PSA 4000 array in the fourth quarter of 2002. There were no further inventory write-downs in 2002, 2003 and 2004.

Negative Profit Margin

        The negative profit margin situation is currently applicable to all of our products. As an FDA compliant medical device manufacturer, the Company maintains an infrastructure in the manufacturing department to support the Quality System maintained by the Company. The cost to maintain this infrastructure combined with the labor and overhead costs for our manufacturing facility are in excess of the margin produced on all of our sales. These costs include rent and utilities for leased space, manufacturing supplies, instrument calibration, benefit plans for employees, depreciation on equipment and other miscellaneous expenses in the manufacturing group. The revenue and resulting product margin for the Company has not been enough to absorb these costs and accordingly, we have negative gross margin. This trend will continue until the volume of our revenue and product margins grow significantly to exceed our labor and overhead cost infrastructure. Currently, we expect this trend to continue through at least 2005 and possibly beyond.

        The following is a breakdown of the components of the income statement related to the negative gross margin from 2001 through 2004:

(In thousands)	2001	2002	2003	2004
Product margin (deficit)	$(2,800)	$739	$451	$790
Labor costs	(679)	(508)	(475)	(497)
Over-head	(430)	(366)	(335)	(344)

Gross deficit	$(3,909)	$(134)	$(359)	$(51)

Note 2.    Summary of Significant Accounting Policies, page F-7

Revenue recognition, page F-7

2.
Your accounting policy for revenue recognition states that revenue for products sales is recognized upon shipment. We note that you sell substantially all of your products through an exclusive distributor agreement with Baxter. In this regard, revise this note in future filings to specifically state that product sales are made to a distributor under an exclusive agreement and disclose what types of post shipment obligations or acceptance provisions you may have and how you account for such obligations when they exist. Expand note 11 to disclose in great detail the significant terms (i.e. responsibilities of Baxter of marketing, sale and distribution of product, minimum purchase commitments, purchases at specified agreed upon prices, etc.) of the distributor agreement.

        Response:    In future filings, we will expand the footnotes and revise the descriptions as you suggest. This will encompass the discussion and proposed disclosures set forth below in response to questions 4 and 5.

Impairment of Long-lived Assets, page F-10

3.
You state that long-lived assets are measured at the lower of carrying amount or fair value less costs to sell. This policy implies that your long-lived assets are classified as held for sale. Revise in future filings to disclose when long-lived assets are reviewed for impairment and how you determine if impairment of long-lived assets exists. Refer to paragraphs 7-9 of SFAS 144.

        Response:    We will revise the disclosure in future filings as you suggest.

        The Company did not carry or classify any long-lived assets as held for sale and we will revise the footnote disclosure to the language below in future filings.

        The Company follows Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which requires that long-lived assets used in operations be measured at the lower of carrying amount or fair value.

For the Quarterly Period Ended March 31, 2005

Financial Statements

Note 6.    Subsequent Events, page 9

4.
We note on May 3, 2005 you entered into an amendment to your distributor agreement with Baxter which provided for revised termination provisions, revised product pricing and repurchased provisions of the PSA 4000 and PSArrays. Tell us and in future filings expand in great detail to disclose in the footnotes to the financial statements and MD&A the revised terms (such as revised termination provisions, revised product pricing and repurchased provisions) of the distribution agreement. Your response should include your proposed disclosure of the amended distribution agreement with Baxter.

        Response:    In future filings, we will revise the footnote and MD&A disclosures to incorporate the following information:

        The following is the proposed MD&A disclosure:

        In May 2005, Physiometrix and Baxter entered into an amendment to their Distribution Agreement. Pursuant to this amendment, Baxter will continue the sales efforts for the PSA 4000 through December 31, 2005 or until the exhaustion of all existing Baxter inventory of PSA 4000 monitors. Baxter will continue to sell PSArrays to Baxter customers until December 31, 2007, unless Physiometrix exercises the repurchase provision included in the amendment, in which case, sales would end on the repurchase date. Prior to December 15, 2005, Baxter can purchase additional PSA 4000 monitors at a price of $1,000 per unit from the company. Baxter may purchase PSArrays at a cost of $7.50 per unit and Baxter has the exclusive right to sell the PSArray for use with the PSA 4000 monitor through December 31, 2007.

        Marketing and sale of the new PSA 5000 monitor will be the sole responsibility of Physiometrix and Baxter will receive a $200 placement fee for each sales lead that results in a sale or a Physiometrix sale of the PSA 5000 into a Baxter account. In the event that Physiometrix sells the PSA 5000 into an Existing Baxter Account, Physiometrix will provide a baseline revenue stream" to Baxter. This baseline revenue stream payment is a mechanism to compensate Baxter for a reduction in sales of PSA 4000 arrays due to the customer purchasing PSA 5000's and new PSA 5000 arrays from Physiometrix. The baseline revenue stream payment would be computed and paid quarterly using a formula based on the number of PSA 4000 and 5000 monitors installed at Baxter accounts and an assumed array usage rate per installed monitor. The formula then nets out actual array sales into these accounts by Baxter. This baseline fee would be accrued in the period incurred. This will continue to be in effect through December 31, 2007 or until this agreement is terminated.

        Physiometrix may exercise a repurchase option to buy back Baxter's inventory and customer lease accounts and sell directly to all the PSA 4000 customers. Physiometrix may exercise this option at six-month intervals beginning on December 15, 2005 or at any time in the event of a change of control of Physiometrix. If Physiometrix exercises the repurchase option, Physiometrix would pay $1,000 per PSA 4000 monitor in Baxter's inventory or under lease at a Baxter account and $15.00 per PSArray in Baxter's inventory that were returned to the Company. The Company had previously sold PSA 4000 monitors to Baxter at prices between $1,000 and $4,450 per unit and PSA 4000 arrays at prices from $7.50 to $9.75 per unit. Physiometrix may exercise this option only with respect to all of the PSA 4000 monitors and PSArray business and not a partial amount. Upon Physiometrix's exercise of the repurchase option, the distribution agreement with Baxter and all of Baxter's rights with respect to the PSA 4000 and PSArray products will terminate.

        On June 1, 2005, pursuant to an Agreement and Plan of Merger, dated as of May 31, 2005, by and among Hospira, Inc., Patriot Merger Subsidiary Corporation and Physiometrix, Inc., Physiometrix notified Baxter of its intention to exercise the re-purchase option upon a change of control. This re-purchase is expected to occur in connection with, and contemporaneous with, the closing of the merger targeted to close in the third quarter of 2005. The exercise of the option will be conditioned upon the consummation of the merger. If this occurs or is reasonably expected to occur, Physiometrix will not record revenue in the second quarter of 2005 or beyond for sales of PSA 4000 monitors and PSArrays that are subject to re-purchase from Baxter.

        The following is the proposed footnote disclosure

        In May 2005, Physiometrix and Baxter entered into an amendment to their Distribution Agreement. Pursuant to this amendment, Baxter will continue the sales efforts for the PSA 4000 through December 31, 2005 or until the exhaustion of all existing Baxter inventory of PSA 4000 monitors. Baxter will continue to sell PSArrays to Baxter customers until December 31, 2007, unless Physiometrix exercises the repurchase provision included in the amendment, in which case, sales would end on the repurchase date. Prior to December 15, 2005, Baxter can purchase additional PSA 4000 monitors at a price of $1,000 per unit from the company. Baxter may purchase PSArrays at a cost of $7.50 per unit and Baxter has the exclusive right to sell the PSArray for use with the PSA 4000 monitor through December 31, 2007.

        Marketing and sale of the new PSA 5000 monitor will be the sole responsibility of Physiometrix and Baxter will receive a $200 placement fee for each sales lead that results in a sale or a Physiometrix sale of the PSA 5000 into a Baxter account. In the event that Physiometrix sells the PSA 5000 into an Existing Baxter Account, Physiometrix will provide a baseline revenue stream" to Baxter. This baseline revenue stream payment is a mechanism to compensate Baxter for a reduction in sales of PSA 4000 arrays due to the customer purchasing PSA 5000's and new PSA 5000 arrays from Physiometrix. The baseline revenue stream payment would be computed and paid quarterly using a formula based on the number of PSA 4000 and 5000 monitors installed at Baxter accounts and an assumed array usage rate per installed monitor. The formula then nets out actual array sales into these accounts by Baxter. This baseline fee would be accrued in the period incurred. This will continue to be in effect through December 31, 2007 or until this agreement is terminated.

        Physiometrix may exercise a repurchase option to buy back Baxter's inventory and customer lease accounts and sell directly to all the PSA 4000 customers. Physiometrix may exercise this option at six-month intervals beginning on December 15, 2005 or at any time in the event of a change of control of Physiometrix. If Physiometrix exercises the repurchase option, Physiometrix would pay $1,000 per PSA 4000 monitor in Baxter's inventory or under lease at a Baxter account and $15.00 per PSArray in Baxter's inventory that were returned to the Company. Physiometrix may exercise this option only with respect to all of the PSA 4000 and PSArray business and not a partial amount. Upon Physiometrix's exercise of the repurchase option, the distribution agreement with Baxter and all of Baxter's rights with respect to the PSA 4000 and PSArray products will terminate.

        On June 1, 2005, pursuant to an Agreement and Plan of Merger, dated as of May 31, 2005, by and among Hospira, Inc., Patriot Merger Subsidiary Corporation and Physiometrix, Inc., Physiometrix notified Baxter of its intention to exercise the re-purchase option upon a change of control. This re-purchase is expected to occur in connection with, and contemporaneous with, the closing of the merger targeted to close in the third quarter of 2005. The exercise of the option will be conditioned upon the consummation of the merger. If this occurs or is reasonably expected to occur, Physiometrix will not record revenue for sales in the second quarter of 2005 or beyond of PSA 4000 monitors and PSArrays that are subject to re-purchase from Baxter.

5.
In light of the fact that you entered into a revised distributor agreement with Baxter that provides for the repurchase by you, at your option on specific dates, of all PSA 4000 and PSArrays in Baxter's inventory, tell us and disclose in future filings how you considered the impact of such repurchase option on your current revenue recognition policy. Refer to Question 2 of' SAB Topic 13. Confirm to us that a similar arrangement with a repurchase feature was not previously in place.

        Response:    On May 3, 2005, the Company and Baxter agreed to amend the existing distribution agreement to allow the Company the right to repurchase any inventory previously sold to Baxter. As discussed in our response to question 4, we may exercise a repurchase option to buy back Baxter's inventory and customer lease accounts and sell directly to PSA 4000 customers at six-month intervals beginning December 15, 2005 or in the event of a change of control of Physiometrix. Prior to the May 2005 amendment, the Company had no such right to terminate the distribution agreement by repurchasing inventory from Baxter.

        With respect to its current revenue recognition policy, the Company concluded that since it had no intent to exercise such option and, therefore, Baxter had no expectation that such repurchase would occur, the Company's revenue recognition policy should not change. Furthermore, because the option belongs to the Company and not Baxter, the option does not give Baxter a right to return inventory and the mere existence of the option, in the absence of any intent on the part of the Company to exercise the option, should therefore not give rise to any need to modify the Company's revenue recognition policies.

        On June 1, 2005, pursuant to an Agreement and Plan of Merger, dated as of May 31, 2005, by and among Hospira, Inc., Patriot Merger Subsidiary Corporation and Physiometrix, Inc., we have notified Baxter Healthcare Corporation that we intend to exercise the re-purchase option upon a change of control as indicated in Amendment D to our Strategic Alliance and Distribution Agreement dated May 31, 2000. This re-purchase is expected to occur in connection with, and contemporaneous with, the closing of the merger targeted to close in the third quarter of 2005. The exercise of the option will be conditioned upon the consummation of the merger. If this occurs or is reasonably expected to occur, the Company will not record revenue for sales of PSA 4000 monitors and PSArrays in the second quarter of 2005 or beyond that are subject to re-purchase from Baxter.

Management Discussion and Analysis, page 10

Overview, page 11

6.
You state that the amended agreement with Baxter extends through 2007, unless earlier terminated. It appears from a copy of the amendment as filed with your Form 8-K on May 10, 2005, that Baxter could possibly continue to sell only PSArrays to its customers until December 31, 2007. Please revise in future filings to disclose in greater detail the significant term of the amendment and responsibilities for product sales by Baxter as outlined in paragraph 2 of Amendment D.

        Response:    We will expand and revise the overview as you suggest in future filings. This will encompass the discussion and proposed disclosures in response to questions 4 and 5.

7.
Tell us and disclose in future filings the specific reasons why management believes the introduction of the PSA 5000 will not result in the obsolescence of the PSA 4000.

        Response:    The introduction of the PSA 5000 will not cause the obsolescence of existing PSA 4000's for the following reasons:

  •
  The PSA 5000 is not a replacement for the PSA 4000; instead, it is a separate product including a monitor and disposable array that is unique from the PSA 4000. The arrays for both products have unique connectors, which prevents interchangeable use. The PSA 5000 and its unique array are an enhanced version of the PSA 4000 that does not diminish the intended use of the PSA 4000 that the customer purchased. The changes in the PSA 5000 are primarily ergonomic in nature. The basic functionality of the PSA 5000 as a depth of consciousness monitor is very similar to that of the PSA 4000.

  •
  The PSA 4000 monitors that customers purchased will continue to function indefinitely and the sales of the PSA 4000 array are expected to continue indefinitely as the PSA 4000 monitors continue to be utilized.

  •
  There is no financial statement risk for inventory obsolescence with the PSA 4000, as we carry no inventory value on the balance sheet for the remaining PSA 4000 monitors in stock.

  •
  The Company does not currently manufacture PSA 4000 monitors but continues to manufacture PSA 4000 arrays for sale to customers and we will continue to do so for the foreseeable future.

Three Months Ended March 31, 2005 and March 31, 2004, page 14

8.
Reference is made to your negative gross margin for the three months ended March 31, 2005 and 2004. It appears from your MD&A, you have recorded significant write-downs on your inventory of PSA 4000 units during the periods being compared. In this regard, tell us and disclose in MD&A in future filings the amount of inventory write-downs you have recorded in cost of goods sold for the periods being compared. Tell us and expand in future filings, to specifically state the reasons for the negative gross profit margin and whether management believes such trend will continue.

        Response:    We will expand the disclosure in future filings as indicated in the response to question 1. The reasons for the negative gross margin are the same as discussed in question 1 as well.

* * * *

        Also, as requested, we hereby acknowledge that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        I hope that these responses meet your requirements. If you have any further questions, feel free to contact me.

Sincerely,

/s/ Daniel Muehl

Daniel Muehl
CFO, VP Finance & Admin.
Chief Financial Officer

cc:    Christopher Mitchell, Wilson Sonsini Goodrich & Rosati